January 21, 2025

Anthony K. McDonald
Chief Executive Officer and President
CEA Industries Inc.
385 South Pierce Avenue, Suite C
Louisville, Colorado 80027

       Re: CEA Industries Inc.
           Registration Statement on Form S-3
           Filed January 15, 2025
           File No. 333-284306
Dear Anthony K. McDonald:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Andrew D. Hudders, Esq.